SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to                     .

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan and Trust

16505 S.W. 72nd Avenue

Portland, Oregon 97224

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.

16505 S.W. 72nd Avenue

Portland, Oregon 97224

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Plan Administrator

FLIR Systems, Inc. 401(k)

    Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon

May 7, 2004

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
Investments, at fair value:
Shares in registered investment companies:
PIMCO Total Return Fund	$3,803,452	$4,726,385
Putnam Vista Fund	1,339,717	691,190
Putnam Research Fund	4,659,120	1,427,168
Putnam OTC and Emerging Growth Fund	2,376,522	1,089,406
Putnam Money Market Fund	4,082,447	4,873,437
Putnam Equity Income Fund	1,338,457	593,131
Putnam Asset Allocation – Growth	257,709	1,332
Putnam Asset Allocation – Balanced	191,500	26,503
Putnam Asset Allocation – Conservative	61,934	2,266
Putnam Investors Fund	—	1,927,199
Putnam International Voyager Fund	—	735,970
Putnam International Capital Opportunities Fund	1,275,083	—
Putnam Intermediate US Government Income Fund	323,924	—
The George Putnam Fund of Boston	3,135,660	2,536,032
Janus Advisor International Portfolio	—	663,087
Baron Growth Fund	1,061,805	—
Lord Abbett Mid Cap Value Fund	498,146	—
Growth Fund of America	554,047	—
Templeton Foreign Fund	1,360,791	—
Common and collective trust:
Putnam S & P 500 Index Fund	3,553,503	2,143,521
Common stock:
FLIR Systems, Inc.	14,372,009	11,128,404
Participant loans	549,579	442,853

Total investments	44,795,405	33,007,884

Receivables:
Participant contributions	44,275	76,327
Employer contributions	21,039	36,565

Total receivables	65,314	112,892

Net assets available for benefits	$44,860,719	$33,120,776

See accompanying notes to the financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2003 and 2002

	2003	2002
Additions:
Participant contributions	$2,867,694	$2,437,303
Rollover contributions	252,624	522,941
Employer contributions	1,307,000	1,113,958
Interest and dividend income	440,614	563,349

Total additions	4,867,932	4,637,551
Deductions:
Benefits and withdrawals paid to participants	1,933,395	3,212,944

Total deductions	1,933,395	3,212,944

Net increase	2,934,537	1,424,607
Net appreciation in fair value of investments	8,805,406	936,024

Net increase	11,739,943	2,360,631
Net assets available for benefits, beginning of year	33,120,776	30,760,145

Net assets available for benefits, end of year	$44,860,719	$33,120,776

See accompanying notes to the financial statements.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Plan Description

The following description of the FLIR Systems, Inc. 401(k) Savings Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of the agreement between the Company and Putnam Fiduciary Trust Company (the Trustee or Putnam), all investments of the Plan are held in a trust by the Trustee. A committee composed of management employees of the Company administers the Plan.

(b)	Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a nonresident alien, and has attained the age of 18. Qualifying employees may begin to participate in the Plan at the first quarterly enrollment date after employment.

(c)	Contributions

Eligible employees may contribute an amount between 1% and 100% of compensation as defined by the Plan, not to exceed the maximum amount allowed under the federal tax laws. The Company may, at the discretion of management, make a matching and/or profit sharing contribution to the Plan. In 2003, the discretionary matching contributions were equal to 50% of the employees’ contributions of up to 15% of compensation. The Company matching contributions to the Plan are allocated based on participant-elected allocation percentages.

(d)	Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	0%
1	34%
2	67%
3	100%

4	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

Prior to completing three years of service, a participant becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 55, death, or total and permanent disability while employed.

(e)	Participant Loans

Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and other certain restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to five years. Prior to June 1, 2000, participants were allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2003 ranged from 5.5% to 11.0%, with maturities through 2025.

(f)	Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)	Withdrawals

Except upon death, total disability, termination, or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC.

(h)	Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the proportion of the participant’s account balance to the total of all participants’ account balances within each investment option period.

(i)	Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 1,000 hours of service. Upon returning to the Company before five one year breaks in service, a participant’s nonvested account balance will be restored, provided any vested amounts distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions. During 2003 and 2002, forfeitures totaling approximately $65,000 and $88,000, respectively, were used to reduce employer contributions. At December 31, 2003 and 2002, forfeitures totaling approximately $5,000 and $20,000, respectively, were available to reduce future employer contributions.

5	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(j)	Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into one common collective trust, 16 mutual funds offered by Putnam and FLIR Systems, Inc. common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchange involving FLIR Systems, Inc. common stock are subject to the Company’s insider trading policy.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Investment Valuation

The Plan’s investments in shares of registered investment companies are stated at fair value which is based on the quoted market price of the underlying investments. Common and collective trusts are carried at fair value based on the quoted market value of the underlying assets at the end of the day and are expressed in units. The FLIR Systems, Inc. Common Stock Fund is stated at the quoted fair value of the Company’s common stock. Participant loans are valued at cost.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation in Fair Value of Investments

Net appreciation consists of the net change in unrealized appreciation during the year on investments held at the end of the year and the realized gain and loss on investments sold during the year.

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

6	(Continued)

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Administrative Expenses

Administrative expenses are allocated to participants and included in net appreciation in fair value of investments on the statement of changes in net assets available for benefits.

(3)	Investments

Net appreciation in fair value of investments is comprised of the following for the year ended December 31, 2003 and 2002:

	2003	2002
Shares in registered investment companies	$3,156,630	($2,553,797)
Common and collective trust	731,854	(480,766)
FLIR Systems, Inc. common stock	4,916,922	3,970,587

	$8,805,406	$936,024

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 2002, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)	Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by Putnam. Putnam is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2003 and 2002

(7)	Reconciliation to the Form 5500

The following schedule reconciles the financial statements to Form 5500:

December 31, 2003
Net assets available for benefits:
Balance per financial statements	$44,860,719
Deemed distributions of participant loans not recorded on the financial statements	(60,942)

Balance per Form 5500	$44,799,777

Year ended December 31, 2003
Deductions:
Balance per financial statements	$1,933,395
Deemed distributions of participant loans not recorded on the financial statements	60,942

Balance per Form 5000	$1,994,337

Schedule 1

FLIR SYSTEMS, INC.

401(k) SAVINGS PLAN AND TRUST

Schedule H –Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
		Shares in registered investment companies:
	Pacific Investment Management Company	PIMCO Total Return Fund	$3,803,452
*	Putnam Fiduciary Trust Company	Putnam Vista Fund	1,339,717
*	Putnam Fiduciary Trust Company	Putnam Research Fund	4,659,120
*	Putnam Fiduciary Trust Company	Putnam OTC and Emerging Growth Fund	2,376,522
*	Putnam Fiduciary Trust Company	Putnam Money Market Fund	4,082,447
*	Putnam Fiduciary Trust Company	Putnam Equity Income Fund	1,338,457
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation – Growth	257,709
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation – Balanced	191,500
*	Putnam Fiduciary Trust Company	Putnam Asset Allocation – Conservative	61,934
*	Putnam Fiduciary Trust Company	Putnam International Capital Opportunities Fund	1,275,083
*	Putnam Fiduciary Trust Company	Putnam Intermediate US Government Income Fund	323,924
*	Putnam Fiduciary Trust Company	The George Putnam Fund	3,135,660
	Baron Funds	Baron Growth Fund	1,061,805
	Lord, Abbett & Co. LLC	Lord Abbett Mid Cap Value Fund	498,146
	American Funds	Growth Fund of America	554,047
	Franklin Resources, Inc.	Templeton Foreign Fund	1,360,791
		Common and collective trust:
*	Putnam Fiduciary Trust Company	Putnam S&P 500 Index Fund	3,553,503
		Common stock:
*	FLIR Systems, Inc.	FLIR Systems, Inc. common stock	14,372,009
*	Participants	Participant loans (5.5% to 11.0% maturing through 2025)	549,579

		Total investments	$44,795,405

*	Represents a party-in-interest transaction as of December 31, 2003.

Note: Cost is calculated on a moving average basis.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLIR Systems, Inc. 401(k) Savings Plan and Trust

Date: June 22, 2004	FLIR Systems, Inc. (Plan Sponsor)

	By:	/s/ Stephen M. Bailey
Stephen M. Bailey Sr. Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer and Duly Authorized Officer)